UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

iPass Inc.
(Name of Issuer)

Shares of Common Stock, $0.001 par value per share
(Title of Class of Securities)

46261V108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,166,862
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,166,862
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,166,862
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,166,862
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,166,862
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,166,862
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Capital (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,166,862
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,166,862
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,166,862
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,166,862
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Neil Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,166,862
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,166,862
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Randall C. Bassett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 95,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Paul A. Galleberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 46261V108

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D, relating to the common stock, par value $0.001 per share (the “Common Stock”), of iPass Inc., a Delaware corporation (the “Issuer”), with principal executive offices located at 3800 Bridge Parkway, Redwood Shores, CA 94065, is being filed with the Securities and Exchange Commission (“SEC”) by and on behalf of (i) Foxhill Opportunity Master Fund, L.P. (“Foxhill Master Fund”), (ii) Foxhill Opportunity Fund, L.P. (“Foxhill Opportunity”) and Foxhill Opportunity Offshore Fund, Ltd. (“Foxhill Offshore”), each as a general partner of Foxhill Master Fund, (iii) Foxhill Capital (GP), LLC (“Foxhill GP”), as general partner to Foxhill Opportunity, (iv) Foxhill Capital Partners, LLC (“Foxhill Capital”), as investment manager of each of Foxhill Opportunity, Foxhill Offshore, and Foxhill Master Fund, (v) Neil Weiner, as the managing member of each of Foxhill Capital and Foxhill GP, and (vi) Randall C. Bassett, Kenneth H. Traub and Paul A. Galleberg, as nominees for the Board of Directors of the Issuer, (the persons mentioned in (i), (ii) (iii), (iv), (v) and (vi) are referred to as the “Reporting Persons”). This Amendment No. 3 amends and supplements the original Schedule 13D filed with the SEC on July 21, 2008, as amended by that certain Amendment No. 1 filed with the SEC on September 19, 2008, and that certain Amendment No. 2 filed with the SEC on February 6, 2009 (the “Statement”).

Item 2.    Identity and Background

Item 2 of the Statement is hereby amended and supplemented to add the following:

(a) - (c)  Randall C. Bassett (“Mr. Bassett”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Managing Member of Value Investments, LLC, a merchant bank.  The principal business address of Mr. Bassett is c/o Value Investments, LLC, 2601 Ocean Park Boulevard, Suite 320, Santa Monica, California  90402.

Kenneth H. Traub (“Mr. Traub”) is a nominee for the Board of Directors of the Issuer and his principal occupation is as a private investor and strategic management consultant.  The principal business address of Mr. Traub is 2 Applegate Drive, Robbinsville, New Jersey  08691.

Paul A. Galleberg (“Mr. Galleberg”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Chief Operating Officer and General Counsel of iCrete, LLC, a provider of technology and quality assurance and quality control systems to the concrete industry.  The principal business address of Mr. Galleberg is 2721 Via Elevado, Palos Verdes Estates, California  90274.

(d) - (e)  None of Messrs. Bassett, Traub or Galleberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of Messrs. Bassett, Traub and Galleberg is a citizen of the United States.

CUSIP NO. 46261V108

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated as follows:

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by Foxhill Master Fund is approximately $11,514,626.  The source of these funds was the working capital of Foxhill Master Fund.

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by Mr. Bassett is approximately $70,482.  The source of these funds was the personal funds of Mr. Bassett.  Mr. Bassett has effected purchases of the shares of Common Stock through margin accounts maintained for him with prime brokers, which have extended margin credit to him as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts were pledged as collateral security for the repayment of debit balances in the accounts.

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by Mr. Traub is approximately $136,149.  The source of these funds was the personal funds of Mr. Traub.

Item 4.    Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented to add the following:

On February 27, 2009, in accordance with the terms of the Issuer’s Bylaws, Foxhill Master Fund delivered a letter to the Issuer nominating Messrs. Bassett, Traub and Galleberg, as set forth therein (the “Notice”), for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2009 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”), and submitted a non-binding business proposal to recommend that the Issuer take those steps necessary, in accordance with applicable law, to remove the classification of the Board so that all of the directors are elected annually rather than serving for three-year staggered terms as is presently the case, to be effected in a manner that does not disqualify directors previously elected from completing their terms on the Board.  The Reporting Persons may, from time to time, engage in discussions with the officers, directors and stockholders of the Issuer regarding matters directly and indirectly related to the Notice and the Annual Meeting.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 62,350,232 shares of Common Stock issued and outstanding as of October 31, 2008, as reported in a Form 10-Q filed by the Issuer with the SEC on November 10, 2008.

CUSIP NO. 46261V108

A. Foxhill Master Fund

(a)           As of the close of business on February 26, 2009, Foxhill Master Fund beneficially owned 4,166,862 shares of Common Stock.

Percentage: Approximately 6.7%.

(b)           1. Sole power to vote or direct vote: 4,166,862

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,166,862

4. Shared power to dispose or direct the disposition: 0

(c)           The transactions in the shares of Common Stock by Foxhill Master Fund during the past 60 days are set forth in Schedule A and are incorporated by reference.

B. Foxhill Opportunity

(a)           As the general partner of Foxhill Master Fund, Foxhill Opportunity may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.7%.

(b)           1. Sole power to vote or direct vote: 4,166,862

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,166,862

4. Shared power to dispose or direct the disposition: 0

(c)           Foxhill Opportunity did not enter into any transactions in the shares of Common Stock during the past 60 days.  The transactions in the shares of Common Stock during the past 60 days on behalf of Foxhill Master Fund are set forth in Schedule A and are incorporated by reference.

C. Foxhill Offshore

(a)           As the general partner of Foxhill Master Fund, Foxhill Offshore may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.7%.

CUSIP NO. 46261V108

(b)           1. Sole power to vote or direct vote: 4,166,862

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,166,862

4. Shared power to dispose or direct the disposition: 0

(c)           Foxhill Offshore did not enter into any transactions in the shares of Common Stock during the past 60 days.  The transactions in the shares of Common Stock during the past 60 days on behalf of Foxhill Master Fund are set forth in Schedule A and are incorporated by reference.

D. Foxhill GP

(a)           As the general partner of Foxhill Opportunity, Foxhill GP may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.7%.

(b)           1. Sole power to vote or direct vote: 4,166,862

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,166,862

4. Shared power to dispose or direct the disposition: 0

(c)           Foxhill GP did not enter into any transactions in the shares of Common Stock during the past 60 days.  The transactions in the shares of Common Stock during the past 60 days on behalf of Foxhill Master Fund are set forth in Schedule A and are incorporated by reference.

E. Foxhill Capital

(a)           Foxhill Capital, as the investment manager of Foxhill Opportunity, Foxhill Offshore, and Foxhill Master Fund, may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.7%.

(b)           1. Sole power to vote or direct vote: 4,166,862

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,166,862

4. Shared power to dispose or direct the disposition: 0

(c)           Foxhill Capital did not enter into any transactions in the shares of Common Stock during the past 60 days.  The transactions in the shares of Common Stock during the past 60 days on behalf of Foxhill Master Fund are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 46261V108

F. Neil Weiner

(a)           Neil Weiner, as the managing member of Foxhill GP and Foxhill Capital, may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.7%.

(b)           1. Sole power to vote or direct vote: 4,166,862

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,166,862

4. Shared power to dispose or direct the disposition: 0

(c)           Mr. Weiner did not enter into any transactions in the shares of Common Stock during the past 60 days.  The transactions in the shares of Common Stock during the past 60 days on behalf of Foxhill Master Fund are set forth in Schedule A and are incorporated by reference.

G. Randall C. Bassett

(a)           As of the close of business on February 26, 2009, Mr. Bassett beneficially owned 63,000 shares of Common Stock.

Percentage: Approximately 0.1%.

(b)           1. Sole power to vote or direct vote: 63,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 63,000

4. Shared power to dispose or direct the disposition: 0

(c)           The transactions in the shares of Common Stock by Mr. Bassett during the past 60 days are set forth in Schedule A and are incorporated by reference.

H. Kenneth H. Traub

(a)           As of the close of business on February 26, 2009, Mr. Traub beneficially owned 95,300 shares of Common Stock.

Percentage: Approximately 0.2%.

(b)           1. Sole power to vote or direct vote: 95,300

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 95,300

4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 46261V108

(c)           The transactions in the shares of Common Stock by Mr. Traub during the past 60 days are set forth in Schedule A and are incorporated by reference.

I. Paul A. Galleberg

(a)           As of the close of business on February 26, 2009, Mr. Galleberg did not directly own any shares of Common Stock.

Percentage: 0%.

(b)           1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)           Mr. Galleberg did not enter into any transactions in the shares of Common Stock during the past 60 days.

Each of the Reporting Persons, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the shares of Common Stock of the Issuer owned in the aggregate by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock he/it does not directly own.  For information regarding purchases and sales during the past 60 days, see Schedule A.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented to add the following:

On February 26, 2009, Foxhill Master Fund, Foxhill Opportunity, Foxhill Offshore, Foxhill GP, Foxhill Capital, and Messrs. Weiner, Bassett, Traub and Galleberg (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to solicit proxies or written consents for the election of Messrs. Bassett, Traub and Galleberg, or any other person(s) nominated by Foxhill Master Fund, to the Board at the Annual Meeting (the “Solicitation”), and (c) Foxhill Master Fund, Mr. Bassett and Mr. Traub each agreed to be responsible for all expenses incurred in connection with the Group’s activities on a pro rata basis among them, based on the number of shares of Common Stock in the aggregate beneficially owned by each of them.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 46261V108

Foxhill Master Fund has agreed to indemnify Messrs. Bassett, Traub and Galleberg against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to include the following exhibits:

Exhibit 99.1
Joint Filing and Solicitation Agreement, by and among Foxhill Opportunity Master Fund, L.P., Foxhill Opportunity Fund, L.P., Foxhill Opportunity Offshore Fund, Ltd., Foxhill Capital (GP), LLC, Foxhill Capital Partners, LLC, Neil Weiner, Randall C. Bassett, Kenneth H. Traub, and Paul A. Galleberg, dated February 26, 2009.

Exhibit 99.2	Form of Indemnification Letter Agreement.

CUSIP NO. 46261V108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 3, 2009	FOXHILL OPPORTUNITY MASTER FUND, L.P.

By: Foxhill Opportunity Offshore Fund Ltd., its general partner
By: Foxhill Capital Partners, LLC, its investment manager

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL OPPORTUNITY FUND, L.P.

By: FOXHILL CAPITAL (GP), LLC, its general partner

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL OPPORTUNITY OFFSHORE FUND, LTD.

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Director

FOXHILL CAPITAL (GP), LLC

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL CAPITAL PARTNERS, LLC

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

/s/ Neil Weiner
Neil Weiner

CUSIP NO. 46261V108

/s/ Randall C. Bassett
Randall C. Bassett

/s/ Kenneth H. Traub
Kenneth H. Traub

/s/ Paul A. Galleberg
Paul A. Galleberg

CUSIP NO. 46261V108

SCHEDULE A

TRANSACTIONS IN THE SHARES OF COMMON STOCK
DURING THE PAST 60 DAYS

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

FOXHILL OPPORTUNITY MASTER FUND, L.P.
5,950	1.2543	01/28/09
425	1.2320	01/29/09
850	1.2560	01/30/09
5,610	1.1700	02/04/09
16,320	1.1897	02/05/09
4,930	1.1991	02/11/09
59,500	1.0600	02/12/09
10,000	1.1800	02/12/09
10,000	1.0800	02/13/09
6,841	1.0700	02/18/09
215,283*	0.9300	02/26/09

RANDALL C. BASSETT
11,000	1.128	02/12/09
4,204	1.071	02/13/09
5,796	1.071	02/17/09
8,000**	0.986	02/24/09

KENNETH H. TRAUB
5,000	1.101	02/23/09
5,000	0.968	02/24/09
7,100	0.979	02/25/09
2,900	0.952	02/26/09

Except as set forth herein, all transactions were effectuated in the open market through a broker.

* Represents shares of Common Stock acquired through a cross-trade with a third-party managed account, the investment manager of which is Foxhill Capital.
** Represents shares of Common Stock held in Mr. Bassett’s IRA Account.